Snow Lake Expands its Uranium Portfolio with Acquisition of the

Buffalo Uranium Project in Wyoming, United States

Winnipeg, Manitoba, Canada, February 18, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that it has entered into a binding letter of intent to acquire a 100% interest in the Buffalo Uranium Project, an exploration stage uranium project located in Wyoming, currently the largest producer of uranium in the United States.

Buffalo Uranium Project Highlights:

  Located in southeastern Wyoming, the leading uranium jurisdiction in the United States

  Centered on the historic Little Man Uranium Mine, where up to 65,000 pounds of U3O8 were mined in the 1950s at grades averaging between 1.0% and 1.5% U3O8

  Historical drilling by Conoco in 1980 confirmed uranium mineralization over 3,000 feet of strike, which remains open in all directions

  Wyoming has led the United States in uranium production since 1995, hosting the largest known uranium reserves in the country1

CEO Remarks

"The proposed acquisition of the Buffalo Uranium Project allows us to establish a uranium project portfolio in the United States, and in particular in Wyoming, currently the leading jurisdiction for uranium mining in the United States" said Frank Wheatley, CEO of Snow Lake. "As global energy demand continues to grow, and with the new United States administration looking to launch the long-awaited American nuclear renaissance, we feel establishing a footprint in Wyoming presents a strong opportunity to create value for our shareholders.

We believe developing a United States domestic uranium supply holds the potential to contribute to the United States' plans to commercialize affordable and abundant nuclear energy."

Strategic Acquisition Aligned with United States Energy Policy

The new US Secretary of Energy has outlined the Department of Energy's ("DOE") plans to achieve President Trump's energy plans by making commercial nuclear power a priority for unleashing American energy abundance and innovation.  As global energy demand continues to grow, accelerated by the exponential growth of data centers and AI, the DOE plans for the United States to lead the commercialization of affordable and abundant nuclear energy.  As such, the DOE will work to enable the rapid deployment and export of next-generation nuclear technology, positioning Snow Lake to benefit from potential United States government funding as it moves towards developing this project.

As a domestic uranium project, Snow Lake believes the Buffalo Uranium Project is well positioned to contribute to a strong domestic supply of uranium to support the United States' goals regarding developing affordable and abundant nuclear energy.  The Company anticipates that as this highly prospective US based project can add significant value to its portfolio of uranium projects, with potential for a high-grade resource.

1 Wyoming State Geological Survey - Uranium Resources Summary of 2023 - Published January 2024.

Synergies with Snow Lake's Nuclear Energy Growth Strategy

The acquisition of the Buffalo Uranium Project is a key milestone in Snow Lake's broader nuclear energy growth strategy, complementing its existing uranium project portfolio, which includes the Engo Valley Uranium Project in Namibia and the Black Lake Uranium Project in Saskatchewan, and its Memorandum of Understanding ("Exodys MOU") with Exodys Energy.

A key part of the Trump Administration's focus on nuclear energy includes a directive to the U.S. Geological Survey ("USGS") to consider updating the USGS' list of critical minerals to include uranium.  Such inclusion would open up United States federal funds and fast-track permitting for domestic uranium projects, providing a significant boost to companies like Snow Lake aiming to develop domestic sources of uranium.

In parallel with this expansion, Snow Lake continues to advance its partnership with Exodys, under the Exodys MOU, that focuses on the future development and commercialization of Snow Lake's uranium assets.

Buffalo Uranium Project

Overview

 The Buffalo Uranium Project is located in the southeast part of Wyoming, approximately 50 miles south of Casper, Wyoming and is centered on the historic Little Man Uranium mine.  Uranium mineralization at the Little Man Uranium mine was discovered in the 1950's.  A total of approximately 65,000 pounds of U3O8 were mined with an average grade of between 1.0% 1.5% U3O8.

 The Buffalo Uranium Project consists of sixteen unpatented mining claims, all as more particularly described in Figure1 and Schedule A.

Historical Exploration

 In addition to mining at the Little Man Uranium Mine in the 1950's, a total of 13 widely spaced drill holes, consisting of eight percussion drill holes and five core holes, were drilled by Conoco in 1979 and 1980.  No drilling has been undertaken on the Buffalo Uranium Project since 1980.  Uranium mineralization was intersected over a strike length of approximately 3,000 feet and remains open along strike and at depth.

Proposed Exploration Program

Snow Lake plans to leverage modern exploration techniques to maximize the Buffalo Uranium Project's potential, including compilation of all historical exploration data, an airborne survey, ground geophysics, and targeted drilling programs aimed at defining an SK-1300 compliant mineral resource estimate.

Figure 1. Location of the Buffalo Uranium Project, Wyoming

Wyoming: A Leading Uranium Jurisdiction

Wyoming is the leading uranium jurisdiction in the United States, hosting the largest-know economic uranium ore reserves in the United States, and continues to lead the United States in uranium production.    Since 1951, Wyoming has produced over 238 million pounds of U3O8 and remains the top uranium-producing region in the country.  Wyoming hosts the largest-known economic uranium ore reserves in the United States, which are located across the Powder River Basin, Great Divide Basin, Shirley Basin, and Gas Hills.2

2 Wyoming State Geological Survey - Uranium Resources Summary of 2023 - Published January 2024.

Agreement to Acquire A 100% Interest in the Buffalo Uranium Project

Snow Lake and Bazooka Resources Pty Ltd ("Bazooka"), a private Australian company, have entered into a binding letter of intent (the "LOI"), pursuant to which Snow Lake will acquire 100% of Bazooka.

Bazooka has the exclusive right to acquire a 100% interest in the Buffalo Uranium Project through an option to purchase agreement (the "Option Agreement") with the three individual claim holders of the Buffalo Uranium Project (the "Sellers").

Snow Lake will purchase Bazooka in consideration of:

a) Initial Cash Payment:  Payment of US$50,000 in cash to Bazooka, upon execution of the LOI, to secure the exclusive option to purchase the Buffalo Uranium Project;

b) Closing Cash Payment: Payment by Snow Lake to the Sellers of the amount of US$200,000 in cash, upon the concurrent closings (the "Closings") of the acquisition of the Buffalo Uranium Project by Bazooka, and the acquisition of Bazooka by Snow Lake, anticipated to be within 45 days of execution of the LOI; and

c) Closing Issuance of Snow Lake Shares:  Allotting and issuing to the Sellers on the Closings, an aggregate of that number of fully paid and non-assessable common shares of Snow Lake (the "Snow Lake Shares") that have a value of US$400,000 calculated in accordance with the 10-day volume weighted average closing price of Snow Lake's common shares for the 10 trading days immediately prior to the Closings;.

d) First Milestone Payment:  Payment by Snow Lake to the Sellers of:

i) the amount of US$450,000 in cash (the "First Milestone Payment") on the date (the "First Publication Date") that an SK-1300 compliant technical report is published and which indicates that there is a uranium mineral resource on the Buffalo Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade >0.2% U3O8, ,or 2.5 million pounds U3O8 with a minimum average grade >1.0% U3O8;

or, at Snow Lake's sole election;

ii) that number of Snow Lake Shares that have a value of US$450,000 based on the 10-day volume weighted average closing price of the common shares of Snow Lake for the 10 trading days immediately preceding the First Publication Date;

e) Second Milestone Payment:  Payment by Snow Lake to the Sellers of:

i) the amount of US$450,000 in cash (the "Second Milestone Payment") on the date (the "Second Publication Date") that an SK-1300 compliant technical report is published and which indicates that there is a uranium mineral resource on the Buffalo Uranium Project of a minimum of 20 million pounds U3O8 with a minimum average grade >0.2% U3O8, or 5 million pounds U3O8 with a minimum average grade >1.0% U3O8;

or, at Snow Lake's sole election;

ii) that number of Snow Lake Shares that have a value of US$450,000 based on the 10-day volume weighted average closing price of the common shares of Snow Lake for the 10 trading days immediately preceding the Second Publication Date.

f) Net Smelter Royalty:  The Sellers retain a 1.5% net smelter royalty return (the "Royalty") on the Mineral Claims, and Bazooka has the contractual right to purchase the Royalty at any time, and from time to time, for an aggregate amount of US$1.5 million in cash.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

Schedule A

The Mineral Claims are comprised of the following sixteen unpatented mining claims situated in Sections 13, 14 and 24 Township 27N & Range 84W, in Carbon County, Wyoming, as follows:

Case Filing Number	MLRS Lead File Number	MLRS Serial Number	Claim Name	Receipt Number
CF-141687	WY106697408	WY106697408	BUF100	5403160
CF-141687	WY106697408	WY106697409	BUF101	5403160
CF-141687	WY106697408	WY106697410	BUF102	5403160
CF-141687	WY106697408	WY106697411	BUF103	S403160
CF-141687	WY106697408	WY106697412	BUF104	5403160
CF-141687	WY106697408	WY106697413	BUF105	5403160
CF-141687	WY106697408	WY106697414	BUF106	5403160
CF-141687	WY106697408	WY106697415	BUF107	5403160
CF-141687	WY106697408	WY106697416	BUF108	5403160
CF-141687	WY106697408	WY106697417	BUF109	5403160
CF-141687	WY106697408	WY106697418	BUF110	5403160
CF-141687	WY106697408	WY106697419	BUF111	5403160
CF-141687	WY106697408	WY106697420	BUF112	5403160
CF-141687	WY106697408	WY106697421	BUF113	5403160
CF-141687	WY106697408	WY106697422	BUF114	5403160
CF-141687	WY106697408	WY106697423	BUF115	5403160